January 31, 2014

Via EDGAR and E-MAIL (samplesj@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attention:  Mr. Joshua Samples

Re:	VantageSouth Bancshares, Inc.
Application for Withdrawal of Registration Statement on Form S-1
File No. 333-190731

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933 (the “Act”), VantageSouth Bancshares, Inc. (the “Company”) hereby applies for withdrawal of the Company’s Registration Statement on Form S-1 (Registration Statement No. 333-190731), initially filed with the Securities and Exchange Commission (the “SEC”) on August 20, 2013, and together with the pre-effective amendment thereto filed on October 2, 2013 (the “Registration Statement”).

The SEC has not yet declared the Registration Statement effective and the Company confirms that it has not sold any securities pursuant to the Registration Statement.

Given that the Company will use the proceeds from the $46.9 million private placement closed on January 31, 2014 to repay its total obligations under the U.S. Treasury’s Troubled Asset Relief Program (the stated use of proceeds in the Registration Statement), the Company is requesting withdrawal of the Registration Statement, including the exhibits filed thereto. The Company also requests, in accordance with Rule 457(p) promulgated under the Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use for the Company’s account.

Sincerely,

VANTAGESOUTH BANCSHARES, INC.

By:	/s/ Terry S. Earley
Terry S. Earley
Chief Financial Officer

3600 Glenwood Avenue, Suite 300, Raleigh, NC 27612 | VantageSouth.com
Phone: 919.659.9000 | Fax: 919.659.9001